Exhibit (a)(5)(iv)

Contacts

Media Relations: Shannon Small at 703.469.1190 or ssmall@fbr.com

Investor Relations: Bradley J. Wright at 703.312.9678 or bwright@fbr.com

FBR & Co. Announces Preliminary Results of Self-Tender Offer

Arlington, VA — June 14, 2012 — FBR & Co. (Nasdaq: FBRC) today announced the preliminary results of its previously announced modified “Dutch auction” tender offer to purchase up to 4,000,000 shares of its common stock at a price between $2.75 and $3.00, which expired at 12:00 midnight, New York City time, on Wednesday, June 13, 2012.  Based on a preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, a total of 10,064,414 shares of FBR common stock were properly tendered and not withdrawn in the tender offer at a price of $2.75 per share (or by shareholders electing to tender at the ultimate purchase price determined under the tender offer terms), including 43,311 shares that were tendered through notice of guaranteed delivery.  Pursuant to the terms of the offer, FBR has elected to purchase 1,107,000 additional common shares (within up to 2% of the outstanding shares of its common stock).  Accordingly, based on the preliminary results, FBR expects to purchase the 4,000,000 shares FBR initially offered to purchase, and an additional 1,107,000 shares at the clearing price pursuant to its option to increase the size of the offering by up to 2% of the outstanding class of common stock, for a total cost of $14,044,250, excluding fees and expenses relating to the tender offer.  These shares represent approximately 9.2% of the shares outstanding as of June 12, 2012.   Because the number of shares tendered at the $2.75 purchase price (or by shareholders electing to tender at the ultimate purchase price determined under the tender offer terms) exceeds the number of shares that FBR offered to purchase, the resulting estimated proration factor is approximately 50.7%.

The number of shares to be purchased, the proration information and the price per share are preliminary.  The determination of the final number of shares to be purchased, the final price per share and the proration factor, if any, is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn.  The actual number of shares purchased, the final purchase price, and the proration factor, if any, will be announced promptly following completion of the verification process.  Payment for the shares accepted for purchase, and return of all other shares tendered, will occur promptly after completion of the final purchase price and proration computations, if applicable.

FBR is authorized to repurchase 2,625,219 additional shares of its common stock from time to time through open market purchases, at prevailing market prices or in privately negotiated or other transactions.  FBR’s share repurchase program may be modified or terminated by FBR’s board of directors at any time.  Pursuant to Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, any such additional repurchases by FBR of shares of its common stock shall not occur prior to June 28, 2012.

FBR Capital Markets & Co. served as the dealer manager for the tender offer and D.F. King & Co., Inc. is serving as the information agent.

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 758-5880 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq: FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR Fund Advisers, Inc., a subsidiary of FBR & Co., provides clients with a range of investment choices through The FBR Funds, a family of mutual funds. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States. For more information, please visit www.fbr.com.